SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1

(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Adamas Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00548A 106

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Gregory T Went

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,401,650(1)

	6.	Shared Voting Power 580,800(2)

	7.	Sole Dispositive Power 1,401,650(1)

	8.	Shared Dispositive Power 580,800(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,982,450(3)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 10.76%(4)

12.	Type of Reporting Person (See Instructions) IN

(1)  Includes 1,401,650 shares subject to options exercisable within 60 days of December 31, 2015.

(2)  Includes 80,000 shares held by Gregory T Went & Marjorie S Went ttees 2012 Irr Trust FBO Bridget Elise Went, 80,000 shares held by Gregory T Went & Marjorie S Went ttees 2012 Irr Trust FBO Cora Margaret Went, 390,792 shares held by Gregory T Went & Marjorie S Went ttees Went Family Living Trust dtd 03/24/11 (collectively, the “Trusts”) and 8 shares held directly by Dr. Went.  Dr. Went is a trustee of the Trusts and, as such, may be deemed to share voting and dispositive power with respect to all shares held by the Trusts. Excludes 6,666 shares previously reported as held by Gregory T Went Cust — Cora Went Under CA Uniform Transfers to Minors Act and 6,666 shares previously reported as held by Gregory T Went Cust - Bridget Went Under CA Uniform Transfers to Minors Act (collectively the “Minor Custodianships”) since Dr. Went is no longer a custodian of the Minor Custodianships and therefore is not deemed to be the indirect beneficial owner of the Minor Custodianships.

(3)  Includes 1,401,650 shares subject to options exercisable within 60 days of December 31, 2015 and 580,800 shares held by Dr. Went and the Trusts, as applicable.

(4)  The beneficial ownership percentage is based upon 18,422,074 shares of common stock, par value $0.001, of Adamas Pharmaceuticals, Inc., a Delaware corporation (the “Company”), deemed issued and outstanding as of November 9, 2015 based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 12, 2015.

Item 1(a).	Name of Issuer: Adamas Pharmaceuticals, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 1900 Powell St, Suite 750 Emeryville, CA 94608

Item 2(a).	Name of Person Filing: Gregory T Went
Item 2(b).	Address of Principal Business Office or, if none, Residence: The address for the principal business office of Gregory Went is: 1900 Powell St, Suite 750 Emeryville, CA 94608
Item 2(c).	Citizenship: United States
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001
Item 2(e).	CUSIP Number: 00548A 106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 1,982,450(5)
(b) Percent of class: 10.76%(6)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 1,401,650(7)
(ii) Shared power to vote or to direct the vote: 580,800(8)
(iii) Sole power to dispose or to direct the disposition of : 1,401,650(7)
(iv) Shared power to dispose or to direct the disposition of: 580,800(8)

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of a Group
Not applicable.

(5)  Includes 1,401,650 shares subject to options exercisable within 60 days of December 31, 2015 and 580,800 shares held by the Trusts.

(6)  The beneficial ownership percentage is based upon 18,422,074 shares of common stock, par value $0.001, of Adamas Pharmaceuticals, Inc., a Delaware corporation (the “Company”), deemed issued and outstanding as of November 9, 2015 based on information reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, filed with the Securities and Exchange Commission on November 12, 2015.

(7)  Includes 1,401,650 shares subject to options exercisable within 60 days of December 31, 2015.

(8)  Includes 580,800 shares held by Dr. Went and the Trusts, as applicable.

Certification

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2016
Date

/s/Gregory T Went
Gregory T Went

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)